UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This form 6-K consists of the following exhibits attached hereto:

1. Press release dated November 10, 2008, relating to Tongxin
   International Ltd. Filed November 10, 2008 for the third quarter financial results Ended September 30, 2008.

-------------------------------------------------------------------------
                                       Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)

                                       By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name:  Jackie Chang
                                       Title: Chief Financial and
                                              Accounting Officer

Date: November 10, 2008


========================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated November 10, 2008, relating to Tongxin
   International Ltd. Filed November 10, 2008 for the third quarter financial results Ended September 30, 2008.

=========================================================================

Tongxin International, Ltd. Reports Third Quarter 2008
Financial Results

NEW YORK and CHANGSHA, China, November 10th, 2008 Xinhua-PRNewswire- FirstCall - Tongxin International Ltd. ("Tongxin") ("Company") (NASDAQ:TXIC-News) a manufacturer of engineered commercial vehicle body structures ("EVBS"), SUV passenger vehicle bodies and stamped body parts for the Chinese commercial vehicle market, today announced the Company's third quarter financial results ended September 30th, 2008.

- Third quarter revenues increased 4.7 % to $22.8 million vs. Q3 2007
- Third quarter net income decreased 16.2 % to $2.1
  million vs. Q3 2007
- Nine-month revenues increased 21.3 % to $76.3 million vs. the same period in 2007
- Nine-month net income increased 8.0 % to $8.1 million vs. the same period in 2007


2008 Third Quarter Financial Results

Net revenues for the third quarter ended September 30, 2008 reached $22.8 million, an approximate $1.1 million or 4.7% increase over the same period of the prior year. As reported earlier this year, the third quarter for Tongxin International and other companies in the automotive and steel sectors were hampered by factory reductions in preparation for, and during,
the Beijing Olympics this summer.   Government restrictions on
power and emissions were placed on many automotive manufacturers and supply from steel mills producing cold-rolled steel for the months of July, August and half of September were also reduced. The effects of these measures anticipated a slow quarter for the entire sector. As reported by the UK Telegraph on September 21st, manufacturers including both sectors of automotive, passenger and commercial, resumed full production in mid September. Further adding to the challenges for the third quarter were slowdowns in production as the industry prepared for Euro III emission regulations in China.

Cost of goods sold were $18.5 million in the third quarter 2008, an increase of 13 % versus the same period, 2007. Gross profits for the third quarter were $4.4 million compared to $5.5 million in the third quarter of 2007. Gross margin percentages decreased to 19.2% in 2008 from 25.1% for the three months ended September 30, 2007. The decrease was directly attributed to higher costs in raw materials, specifically the 29% price increase in cold-rolled steel since
January 1, 2008.   Pricing increases are yet being passed on
to customers, particularly Tongxin's largest customers in the Company's network of 130 commercial vehicle manufacturers throughout China. The Company anticipates a return to its standard gross margins of approximately 25% as steel pricing levels and material increases in contracts are recorded from recent invoices.

Total operating expenses for the third quarter of 2008 were $1.5 million versus $1.4 million for the same period in 2007. Operating expenses as a percentage of revenues were 6.5% compared with 6.2% for the same period, 2007. Operating income and operating margin for the quarter were $2.9 million and 12.6%, versus $4.1 million and 18.9% in 2007.

Net income was $2.1 million, representing a decrease of 16.2% from $2.5 million reported in the same period prior year. The net income reflects the $175,000 one-time transaction costs recorded by Tongxin International, Ltd (previously Automotive Acquisition Corporation) for the Company's business combination with Hunan Tongxin. The Company incurred $521,000 in taxes for the quarter and pays an effective tax rate of 23.5% for the year. Corresponding net profit margins were 9.1% for the quarter which represented a 230-basis point decrease versus the same quarter, 2007. This decrease was
related to increases in raw material costs.   Earnings per
share for the quarter was $0.19 based on 11.2 million shares.

"We believe our management team properly estimated the effects of the factory restrictions and associated demands of the Euro III emission standards on our sales and shipments in the third quarter," opened Rudy Wilson, CEO of Tongxin International. "Despite our predictions, we were encouraged to see a slight increase in revenues quarter over quarter especially since the same set of circumstances were not present for our 2007 third
quarter.   Considering the highly-restrictive environment in
which we were operating around the dates of the Olympics, an increase in revenues during third quarter demonstrates the resilience of the commercial market and our position as the leading EVBS supplier." Wilson concluded.


2008 Nine-Month Financial Results

Revenue increased approximately 21.3% to $76.3 million for the nine months ended September 30, 2008 as compared to $62.9 million for the same period last year. Operating expenses for the nine months ended September 30, 2008 were $4.7 million compared to $3.9 million for the same period in 2007.
Operating expenses as a percentage of revenues remained steady at 6.2% for the nine months ended September 30, 2008 compared to the same period in 2007. Operating income for the nine months ended September 30, 2008 was $11.9 million, a decrease of 5.3% compared to $12.6 million for the nine months ended September 30, 2007. Net income was $8.1 million for the nine months ended September 30, 2008, an increase of 8.0% compared to same period last year. Net income for the nine months ended September 30th, 2008 reflected an one-time transaction cost of $320,000 associated with the Company's business combination on
April 17th, 2008.   Earnings per diluted share were $0.73 based
on 11.2 million shares.

"We are very confident about our business operation and that
our team will reach our guidance of the year.   After polling
our top customers and scheduling our builds and deliveries of the fourth quarter, the market has responded with added demand pent up from manufacturers and their customers in October. A combination of lowered steel prices, strong order bookings from our customers and the relaxing of the Euro III compliance time table should result in a return to our standard margins and pace of business we experienced during the first quarter of this year." Wilson added.


Balance Sheet and Cash Flow Discussion

As of September 30, 2008, Tongxin International had approximately $19.0 million in cash and cash equivalents.
The company maintained a current ratio of 1.1 to 1 and $12.0 million in accounts receivable on September 30, 2008. Corresponding days sales outstanding (DSO) were 47 days. Stockholders' equity was $34.2 million on September 30, 2008, representing an increase of 52.8% versus same period 2007.

The Company has approximately five million warrants with strike price of $5.00 and callable at $10.00. If exercised, warrants would yield $25.2 million in proceeds to the company.

Business Outlook

Based on its order bookings and accrued demand for the same time period, the Company anticipates a strong fourth quarter as its customer base completely resumes production and the extension of timetables to meet Euro III regulations. Additionally, the Company is completing USGAAP audit of Meihua Bus for which a framework agreement was signed on July 28th, 2008. Preliminary results for Meihua Bus indicate higher than expected revenues and net income for the 2008 year. Tongxin anticipates closing the Meihua acquisition before year end.


Company News and Events

- Tongxin International announced the appointment of Ms.
  Jackie Chang as CFO and CAO of Tongxin International. Ms.
  Chang's appointment was effective November 1, 2008.

- Tongxin is participating at the Rodman and Renshaw
  Growth Conference during November 10-12th and conducting a non-deal road show to meet with prospective and current investors in the New York area the week of the 10th of November

- Tongxin will also participate in the Roth China
  Conference held in Las Vegas the 19-21st of November.


Conference Call

The Company will host a conference call on November 10th, 2008, at 5:00 p.m. EDT. To attend the call, please use the dial information below. When prompted, ask for the "Tongxin
International" and or be prepared to provide the conference
ID.

    Date:                               November, 10th 2008
    Time:                               5:00 pm ET
    Conference Line Dial-In             (U.S.): 1-800-762-8932
    International Dial-In:              +1-480-629-9031
    Conference ID:                      3941507
    Webcast link:
    http://viavid.net/dce.aspx?sid=0000594C

Please dial in at least 10-minutes before the call to ensure timely participation. A playback will be available through November 17th, 2008. To listen, please call 800-406-7325 within the United States or +1 303-590-3030 when calling internationally. Utilize the pass code 3941507 for the replay.


About TXI

Tongxin International Ltd., is the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments, in addition to designing, fabricating and testing dies used in the manufacturing process. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders.


Forward Looking Statements

Statements contained in this press release, which are not historical fact, including the anticipated date of listing of the Class A Common Stock on the NASDAQ Global Market, constitute "Forward-Looking Statements." Actual results may differ materially due to numerous important factors that are described in Tongxin International's most recent report to the SEC on Form 6-K, which may be revised or supplemented in subsequent reports to the SEC. Such actors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.


For more information, please contact:

Investor Relations Contact:
John Mattio
SVP, HC International, Inc.
Tel:   +1-914-669-5340
Email: john.mattio@hcinternational.net



CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, In US$, except number of share and per share data)


                                                    Three months ended             Nine months ended
                                                       September 30,                 September 30,
                                                    2008           2007           2008           2007
                                                ----------------------------   --------------------------
                                                (unaudited)    (unaudited)     (unaudited)    (unaudited)
Revenues                                        $ 22,849       $ 21,822        $ 76,328       $ 62,922
Cost of Goods Sold                                18,468         16,347          59,713         46,481
Gross Profit                                       4,381          5,475          16,615         16,441
         16,441
Operating expenses:
Selling and                                        1,493          1,360           4,698          3,855
General and administrative

Other income, net                                    151             65             373             80

Profit before income taxes                         3,039          4,180          12,290         12,666
Interest expense                                     437            518           1,667          1,520

Income before income taxes                         2,602          3,662          10,623         11,146
Income tax expense                                   521          1,179           2,498          3,625
                                               -------------  --------------    ------------  -----------
Net Income                                         2,081          2,483           8,125          7,521


Net Income per share-basic                         0.186          0.222           0.725          0.671
Net Income per share-diluted                       0.186          0.222           0.725          0.671


Common Shares used in calculating basic
 net income per share **                          11,205,270   11,205,270       11,205,270     11,205,270
Common Shares used in calculating diluted
 (Treasury Method)
 net income per share                             11,205,270   11,205,270       11,205,270     11,205,270


* The net income is inclusive of one-time transaction costs of approximately $320,000 and $175,000 in the nine and three month periods ended September 30, 2008, respectively. These one-time costs are associated with the transaction dated
  April 17, 2008 between Asia Automotive Acquisition Corporation and Hunan Tongxin Enterprise Co. Ltd. The adjusted net income and earnings per share giving effect to these onetime costs are as follows:

- Nine Months ended September 30, 2008: Adjusted Net Income
  $8.45 Million; EPS $0.75/share
- Three months ended September 30, 2008: Adjusted Net Income
  $2.30 Million; EPS $0.20/share

** Includes 7,649,000 restricted common shares and 3,556,270 free float common shares




CONSOLIDATED BALANCE SHEETS (HIGHLIGHT ITEM)
(In thousands, In US$, except share data)

                                              September30,2008   September30,2007
                                              ----------------   ----------------
Assets
Current assets:
Cash and cash equivalents                     $  19,013          $   7,646
Accounts receivable, net                         12,018             11,382
Other receivable, net                             7,641              4,309
Related party                                     6,951             10,056
Notes receivable                                  4,322              5,520
Inventories                                      17,446             15,403
Investment in marketable securities                  73                  -
Prepaid expenses                                  8,518              3,395
Deferred tax assets                               1,689              1,710
                                              ---------------     --------------
Total current assets                             77,671             59,421
                                              ---------------     --------------
Investments in non-consolidated
 subsidiaries and affiliates                        912                820
Plant and equipment, net of depreciation
 of $9,748 and $13,394, respectively             36,108             28,407
Land occupancy rights                             2,019              1,876
                                              ---------------     --------------
Total assets                                    116,710             90,524
                                              ---------------     --------------
Liabilities and shareholders' equity

Current liabilities:
Accounts payable                                 17,917             16,215
Notes payable                                     2,933                  -
Accrued expenses and other liabilities           10,229              7,707
Income taxes payable                             18,578             11,068
  - current                                       2,321                  -
  - prior period/year                            16,257             11,068
Dividend payable                                      -              5,279
Short-term loans                                 20,533             17,933
Short-term loans from shareholders                3,152              4,912
Deferred tax liability                                4                  -
                                               ---------------    --------------
Totoal current liabilities                       73,346             63,114
Long-term loans                                       -              4,394
Long-term loans from shareholders                 8,634                  -
Other                                               522                630
                                               ---------------    --------------
Total liabilities                                82,502             68,138

Shareholders' equity:
Common stock (authorized, 39,000,000
common shares US$0.001 par value, issued
and outstanding 11,205270 shares)                 8,762              8,762

Reserve funds                                    13,070              1,994
Accumulated other comprehensive income            2,474              2,421
Retained earnings                                 9,902              9,209
                                               ---------------    --------------
Total shareholders' equity                       34,208             22,386
                                               ---------------    --------------
Total liabilities and shareholders' equity      116,710             90,524
                                               ---------------    --------------